UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On January 8, 2020, the Registrant announced that the Financial Industry Regulatory Authority (FINRA) accepted its request for the following changes on the Over the Counter Bulletin Board (OTCBB): the name change from China Lending Corporation to Roan Holdings Group Co., Ltd., and the ticker symbol change from “CLDOF” to “RAHGF” for its ordinary shares and from “CLDCF” to “RONWF” for tits warrants. The Registrant’s ordinary shares and warrants will begin trading under the new corporate name and the new ticker symbols on January 8, 2020. The new Cusips of the Registrant’s ordinary shares and warrants are G7606D 115 and G7606D 107, respectively. A copy of the press release announcing the changes is attached as Exhibit 99.1.

As previously disclosed, on November 27, 2019, the BVI Registrar of Corporate Affairs issued the certificate of change of name to the Registrant, a BVI company. On December 13, 2019, the Registrant filed with FINRA to change the ticker symbols for its ordinary shares and warrants.

The name change was reflected by the Registrant’s Amended and Restated Memorandum and Articles of Association (the “M&A”). The M&A was previously filed as Exhibit 3.1 to the Registrant’s current report on the form 6-K dated December 27, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: January 8, 2020	By:	/s/ Zhigang Liu
	Name:	Zhigang Liu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1ˆ	Amended and Restated Memorandum and Articles of Association
99.1	Press release dated January 8, 2020

ˆ	Previously filed.